UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Coyote Resources, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
05550L-10-6

(CUSIP Number)
Lachlan Williams
8, 29-33 Shortland Street
Auckland, New Zealand
+45 39 166 166

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 12, 2010

(Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.05550L-10-6

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lachlan Williams; Landsdowne Row Ltd

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________________________________________________________________________________

	6.	Citizenship or Place of Organization New Zealand

Number of	7. U	Sole Voting Power 83,334
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9. U	Sole Dispositive Power 83,334
Reporting	10.	Shared Dispositive Power 0
Person
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,334

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _______________________________________________________________________________

	13.	Percent of Class Represented by Amount in Row (11) 10.88%

	14.	Type of Reporting Person (See Instructions)
CO

Item 1.  Security and Issuer

This statement relates to shares of the common stock, $.001 par value of Coyote Resources, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5490 Longley Lane, Reno, Nevada 89511.

Item 2.  Identity and Background

(a)	Name:	Lachlan Williams; Landsdowne Row Ltd., managed by Lachlan Williams
(b)	Business Address:	Level 8, 29-33 Shortland Street, Auckland, New Zealand
(c)	Present Principal Occupation:	Mr. Williams is the director of Landsdowne Row Limited.
(d)	Disclosure of Criminal Proceedings:	Mr. Williams has not been convicted in any criminal proceeding.
(e)	Disclosure of Civil Proceedings:
Mr. Williams has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Williams is a citizen of New Zealand.

Item 3. Source and Amount of Funds or Other Consideration

Landsdowne Row Ltd purchased 83,334 shares of the Issuer’s common stock pursuant to a Stock Purchase Agreement entered into with the former officer of the Issuer, in exchange for cash of $500 which was from its working capital.

Item 4.  Purpose of Transaction

On August 12, 2010, Landsdowne Row Ltd purchased 83,334 shares of the Issuer’s common stock pursuant to a Stock Purchase Agreement entered into with a former officer of the Issuer, in exchange for cash of $500, or approximately $0.006 per share. The transaction was concurrent with a change in control of the Issuer.

Item 5.  Interest in Securities of the Issuer

Landsdowne Row Ltd beneficially owns a total of 83,334 shares of the Issuer’s common stock as follows:

(a)Mr. Williams indirectly and personally owns 83,334 shares of the Issuer’s common stock which comprises 10.88% of the Issuer’s total issued and outstanding shares.

(b)Mr. Williams has sole voting and dispositive power as to the 83,334 shares he owns indirectly.

(c)   On August 12, 2010, Landsdowne Row Ltd acquired 83,334 shares of the Issuer’s shares by concluding a share purchase transaction to acquire 83,334 shares of the Issuer’s common stock in conjunction with a change of control transaction.   Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about August 18, 2010.

(d)Not Applicable.

(e)Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about August 18, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 21, 2010

Date

/s/ Lachlan Williams
For: Landsdowne Row Ltd
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)